

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

George Carpenter
Chief Executive Officer
CNS Response, Inc.
85 Enterprise, Suite 410
Aliso Viejo, CA 92656

> **RE:** **CNS Response, Inc.**
> **Amendment to Form S-1**
> **Filed November 8, 2010**
> **File No. 333-164613**

Dear Mr. Carpenter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Our Recent Private Placement Transactions, page 22

1. It appears that your October notes and the related warrants, with conversion and exercise prices of $.30, were sold to related parties or issued in exchange for earlier notes with higher conversion prices. With a view to disclosure, advise us of the amounts and terms

that were modified in connection with such exchanges. Also, it is unclear whether the anti-dilution provisions in the earlier bridge financings were applicable to the exchange for the October notes. Please advise.

2.   We note your response to comment two of our letter dated October 4, 2010 and revised discussion regarding the October notes. Please revise page 88 to identify which private placements relate to securities whose resale is covered by this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Roland Chase